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[LOGO]	DLA Piper US LLP 1221 S. MoPac Expressway Suite 400 Austin, Texas 78746-7650 www.dlapiper.com
John J. Gilluly III, P.C. john.gilluly@dlapiper.com T 512.457.7000 F 512.457.7001
June 11, 2007	PROS HOLDINGS, INC. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH RULE 83 (17 C.F.R. § 200.83)

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Barbara Jacobs and Kari Jin

Re:
PROS Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1 filed on June 11, 2007
File No. 333-141884

Dear Ms. Jacobs and Ms. Jin:

        We are writing on behalf of our client, PROS Holdings, Inc. (the "Company"), in response to the letter of comments dated June 6, 2007 regarding the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-141884, the "Registration Statement") from the Staff of the Securities and Exchange Commission to the Company. To respond to the Staff's comments, the Company is filing concurrently with this letter Amendment No. 2 to the Registration Statement ("Amendment No. 2").

        A marked copy of Amendment No. 2 indicating changes from the Registration Statement is enclosed and is also being filed electronically with the Commission. The numbered paragraphs herein restate the numbered paragraphs in the Staff's comment letter, and the discussions set out below such paragraphs are the Company's response to the Staff's comments. Page references in this letter are to page numbers in Amendment No. 2. For the Staff's convenience, we have prepared Schedule 1 hereto, which identifies the page numbers in Amendment No. 2 on which the Staff can find revised disclosure in response to the Staff's comments.

        In addition to changes in response to the Staff's comments, the Company advises the Staff that the Company has updated the Registration Statement to disclose the Company's application for listing of its common stock on the New York Stock Exchange instead of the Nasdaq Global Market and to identify an additional person who will become an independent director following the closing of the offering.

General

1.
Please see prior comment 2 to our letter dated May 4, 2007. We will contact you separately regarding the artwork proposed for the inside cover of your prospectus.

  Response: Based on our discussions with the Staff, the Company has revised the disclosure as set forth on the inside cover of Amendment No. 2.

Stock-based Compensation

2.
We note that you adopted SFAS 123R using the prospective method. We also note that you disclose the intrinsic value based on the difference between the estimated value of your common stock on March 31, 2007 and the exercise price of the options outstanding as of most recent balance sheet date. Please revise your MD&A disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price when you have determined the IPO price. Note the alternative presentation under footnote 61, paragraph 180 of the "AICPA Valuation of Privately-held-Company Equity Securities Issued as Compensation."

  Response: The Company has revised the disclosure set forth on pages 36 and 37 as requested except that the disclosure set forth in Amendment No. 2 does not provide yet the estimated IPO price. We note for the Staff that the estimated filing range is expected to be [Confidential Treatment Requested by PROS Holdings, Inc.—PROS—01] We have provided supplementally as Annex A the revised disclosure with the included pricing information.

3.
Please refer to comment 15 of our letter dated May 4, 2007. You indicate that you obtained a valuation from an unrelated valuation specialist, as defined by the Practice Aid. Please revise your MD&A disclosure, as previously requested, to discuss the valuation approaches used, significant factors considered, and assumptions made in determining the estimated fair value of $6 per share for the option grants in 2007. Also, disclose each significant factor contributing to the difference between the estimated IPO price and the fair value determined for the option grants in 2007. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

  Response: The Company has revised the disclosure set forth on pages 37 and 38 in Amendment No. 2.

Case Studies

4.
We note your response to prior comment 22 of our letter dated May 4, 2007. We will contact you separately regarding this issue.

  Response: The Company has revised the disclosure set forth on page 61 in Amendment No. 2. The Company informs the Staff that the Company has provided the relevant case study to each applicable customer to whom the case study refers and that no customer has objected to the use of the case studies in the Registration Statement. The Company informs the staff that, if a customer were to object to the use of a case study, the Company would remove the applicable case study.

Management

5.
We understand that Mr. Petersen has agreed to serve as a director of PROS Holdings immediately after the closing of the offering. As such, Mr. Petersen should either provide his consent as a director nominee pursuant to Rule 438 of Regulation C or sign the registration statement.

  Response: The Company has filed with Amendment No. 2 the consents of Mr. Petersen and Mr. Timothy V. Williams, each of whom are identified as persons to become directors after the offering.

Compensation Discussion and Analysis

6.
Please refer to prior comment 24 of our May 4, 2007 letter. Your revised disclosure under "Basis of executive compensation" indicates that your compensation committee reviewed the compensation programs of "other similarly situated companies" when determining the components of your executive compensation program. Please identify these companies and the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K. Further, please clarify the role of executive officers in determining executive compensation. See Item 402(b)(2)(x)(v) of Regulation S-K.

  Response: The Company's intent with the prior disclosure was to disclose that the compensation committee considered the components, and not the amounts, of the Company's compensation programs consistent with those of other technology companies and has revised accordingly the disclosure set forth on page 72 in Amendment No. 2. The Company advises the Staff that the compensation committee did not rely on any benchmark studies of other specific companies for which the requested disclosure would be required.

7.
Please see prior comment 25 of our May 4, 2007 letter. We note that you have revised the disclosure to indicate the 2006 financial measures associated with your cash bonus plan. However, you have not provided disclosure as to the performance metrics that serve as the basis for the payouts under this plan or provided us with an analysis as to why disclosure of such would result in competitive harm to PROS Holdings in accordance with Instruction 4 to Item 402(b) of Regulation S-K. Finally, we find your statement that each component's target was set at a level that was "reasonably achievable" to not provide investors with a true understanding of how hard the targets are to achieve or how likely it is they will be met.

  Response: The Company has revised the disclosure set forth on page 78 in Amendment No. 2. The Company has disclosed the performance metrics for revenue and operating income for 2006. In reliance on the instructions to Item 402(b) of Regulation S-K, the Company has not disclosed the year-end sales backlog target for 2006, nor has the Company disclosed the targets for 2007 (collectively, the "Metrics").

  Each of the Metrics are prospective in nature, were established in confidence and contain nonpublic and confidential financial and strategic information of the Company. The year-end sales backlog target for 2006 represents the amount under contract at the end of 2006 that remained to be recognized as revenue in the future as the contracts are performed. The 2007 Metrics correspond to the Company's operating plan for 2007.

  Disclosing the Metrics would cause substantial harm to the Company's competitive position and jeopardize its ability to effectively negotiate agreements with its customers or compete for customers against its competitors because those parties' knowledge of the Company's operating targets and, by knowing the 2006 year-end sales backlog, the Company's ability to meet those targets would give those parties an unfair advantage in future negotiations with or involving the Company. Disclosure of the Metrics would permit competitors and customers to adjust their own negotiating strategies and thereby limit the Company's success in achieving favorable terms with its licensees and customers. Customers could demand that the terms in their agreement(s) with the Company be more favorable than the Company would otherwise offer, or the competitors could use the Company's operating results against the Company if the results are lower than the corresponding operating target levels. In so doing, disclosure of the Metrics could cause the Company economic harm by jeopardizing or making more difficult the Company's relationships with current and potential partners ands customers.

  The Company has disclosed in the Registration Statement the amounts payable under the Company's cash incentive plan as well as how difficult it will be for the executive officers to achieve the targets in accordance with Instruction 4 to Item 402(b) of Regulation S-K. As a result, the Company believes that it has disclosed the applicable information material to investors' considering an investment in the Company's securities and to protect their interests as investors. The Company will also file periodic reports in accordance with applicable requirements that disclose compensation paid to the Company's executive officers under the Company's compensation programs. For the reasons stated above, the Company believes the Metrics are properly not disclosed in the Registration Statement.

  Finally, the Company respectfully submits that there is a divergence of opinion among securities practitioners respecting the obligation of registrants to disclose target levels for current year compensation programs adopted after the end of the last fiscal year. The divergence stems from instruction 2 to Item 402(b) which reads in relevant part that the disclosure should "cover actions regarding executive compensation that were taken after the registrant's last fiscal year's end", [which] "might include, as examples only, the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer's compensation for the last fiscal year." [Emphasis Added.] Certain practitioners read the italized portion together with Item 402(b) as determinative of the information required to be disclosed in Compensation Disclosure and Analysis. As a result, these practitioners do not read instruction 4 to require disclosure of items such as target levels for current year compensation plans or the difficulty of achieving omitted current year target levels. The Company notes that despite this divergence of opinion, the Company elected to disclose for the benefit of investors the Company's adoption of its 2007 cash incentive plan as well as the difficulty of the executive officers' achieving these targets.

8.
Please see prior comment 26 of our May 4, 2007 letter. It appears that two named executive officers (i.e., the Chief Executive Officer and Chief Financial Officer) were granted stock options in April 2007 under your 2007 plan while Mr. Woestemeyer was not. Clarity the reasons for this decision (i.e., Mr. Woestemeyer has a significant equity position given his role as a co-founder of PROS Holdings) and how the determination was made to make the awards at this particular time. In this regard, we note that no options were awarded in 2006 since the compensation committee had determined that there was sufficient retention value in the outstanding options issued under your 1997 and 1999 plans and in your common stock subject to restriction. What factors were considered in granting options in spring 2007? Refer to Section II.B.1. of Release No. 33-8732A. Please also see Item 402(b)(2)(iv) of Regulation S-K.

  Response: The Company has revised the disclosure set forth on page 75 in Amendment No. 2.

9.
Please see prior comment 32 of our letter dated May 4, 2007. We note your revised disclosure regarding the immediate exerciseability of the stock options granted in 2007 to your Chief Executive Officer and Chief Financial Officer. We understand your belief that this practice is fairly standard across your industry. Please clarity whether this practice affords any favorable tax treatment with respect to those shares to the named executive officer.

  Response: The Company has revised the disclosure set forth on page 76 in Amendment No. 2.

Revenue Recognition

10.
It is not clear why you have retained paragraph five on page F-9 of your disclosure. It appears that you have retained the original explanation over your maintenance and support revenue along with your revision.

  Response: The Company has removed the redundant paragraph five on page F-9 in Amendment No. 2.

11.
Please refer to comment 37 in our letter dated May 4, 2007. Please explain and disclose what you mean by fixed-term "subscription" arrangements in your response. Tell us if these are subscription arrangements for unspecified additional products accounted for under paragraphs 48-49 of SOP 97-2. Explain and disclose how you recognize other elements bundled with these fixed-term subscription arrangements and the point in time revenue is recognized for each element. Please reference the authoritative accounting literature supporting your accounting for the elements. While you indicate these are subscriptions we note from your response to prior comment no. 42 that you are accounting for the arrangements under paragraph 12 of SOP 97-2.

  Response: The Company submits to the Staff that for clarification, the Company's reference to the term "subscription" is equivalent to that of a fixed-term license where the license and customer support run concurrently. These arrangements are multiple-year, time-based licenses, which include customer support services that exist throughout the term of the license. Pursuant to the provisions of TPA 5100.54, the Company has determined that there is no VSOE for the fair value of the customer services element. Accordingly the Company is recognizing the total contractual fee ratably over the length of the fixed license term as provided for under paragraph 12 of SOP 97-2. Additionally, as the arrangements are not the type of subscription arrangements which provide for the delivery of unspecified additional products, paragraphs 48 and 49 of SOP 97-2 are not applicable to these arrangements. The revenue arrangements described in prior response No. 37 are the same revenue arrangements referred to in prior response No. 42. The Company respectfully submits that the third paragraph of its revenue recognition footnote disclosure discusses that all revenue and costs under these arrangements are deferred until delivery of the product and then recognized ratably over the remaining term of the license.

12.
Please refer to comment 37 in our letter dated May 4, 2007. We reiterate our request regarding the income statement presentation of the related costs of revenues associated with the revenue line items, "License and implementation" and "Maintenance and support." Please revise your income statement to reflect these costs following Rule 5-03(b) of Regulation S-X or tell us why revision is not necessary.

  Response: The Company has revised its disclosure in its income statements and in MD&A in Amendment No. 2 to include the related costs of revenues associated with the "License and implementation" and "Maintenance and support" revenue line items.

13.
Please refer to comments 39 and 43 in our letter dated May 4, 2007. You indicate that the best evidence of the fair value of PCS is the price the customer will be required to pay when the PCS arrangement is sold separately, that is, the renewal rate. You also indicate that the renewal rate is stated in the original contract based on customer by customer arrangements. Please tell us how you can reasonably estimate fair value if the renewal rate varies from customer to customer. Describe assumptions used and provide quantitative support for evaluating any range of renewal price variation used to determine VSOE of fair value.

  Response: The Company submits to the Staff that the Company has an extensive history (for some customers over ten years) of optional customer renewals of maintenance at a substantive renewal rate. For example, for maintenance contracts in effect during 2006, the maintenance renewal rate averaged [Confidential Treatment Requested by PROS Holdings, Inc.—PROS—02]% of the license fee stated in the original agreement. The maintenance rate is based on the level of anticipated effort required to support the product licensed to the customer. Additionally, as set forth on page 32 of Amendment No. 2, over the past three years, contracts representing 96% of the maintenance revenue up for renewal were renewed. Based upon the Company's history of a very high percentage of maintenance renewals at a substantive renewal rate that is stated in the original contract, the Company concludes that the stated maintenance renewal rate is supportive of the VSOE of fair value of the maintenance contract.

14.
Please refer to comment 40 in our letter dated May 4, 2007. You indicate that "the output measure cannot be reliably established and therefore based the measure of the Company's progress towards completion on input measure." Please explain to us how you made the determination that the output measure can not be reliably established.

  Response: The Company submits to the Staff that the nature of the Company's implementation services primarily include implementing the Company's software products to configuration specifications and assisting customers in loading and validating pricing data. Other than delivery of the completed product there are few, if any, intermediate output measures. To clarify the Company's prior response, as the delivery of the final product is the only significant output measure, the measurement of extent of progress towards completion using an output measure would not present an accurate or meaningful reflection of the Company's expended effort on a project at any point in time. Accordingly, it is the Company's position that the use of output measures is not representative of the underlying earnings process of these transactions. As a result, the Company uses an input measure, the total man-days expended, to derive its percentage of completion calculations, which more appropriately reflects the Company's expended effort at a point in time.

Stock Options

15.
Please refer to comment 46 in our letter dated May 4, 2007. We note that you provide a summary of options granted in 2007. Please provide the name of option holders, number of shares granted to each option holders and the reason for the grant.

  Response: The Company directs the Staff to Annex B attached hereto for the titles of employees other than executive officers and the names of the executive officers who received stock options in 2007, and the number of shares granted to each such option holder. The Company advises the Staff that the reason for the grant in all cases was that the compensation committee reviewed the equity compensation of the Company's employees and determined that the Company's best interests were served by providing additional equity incentives to certain of the Company's employees, including two of the Company's executive officers. The Company did not grant any stock options in 2006 and a large portion of the Company's outstanding options were substantially vested. The compensation committee believed that the issuance of the additional stock options would incentivize further these employees and provide heightened retention value.

16.
Please refer to comment 49 in our letter dated May 4, 2007. Revise the note to disclose whether the valuation to determine the fair value of your options was contemporaneously or retrospectively done.

  Response: The Company has revised the disclosure set forth on page F-11 in Amendment No. 2.

Recent Sales of Unregistered Securities

17.
We note that you added disclosure regarding reliance upon Section 4(2) for certain unregistered issuances. Please clarify whether the recipients of these securities were accredited or sophisticated with access to information.

  Response: The Company has revised the disclosure set forth on page II-3 in Amendment No. 2 to clarify that the recipients of the Section 4(2) unregistered securities were accredited investors.

        Please note that the Company requests that the Staff permit the Company's request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the registration statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

        We appreciate the Staff's attention to the review of the Registration Statement. Please do not hesitate to contact the undersigned at (512) 457-7090 if you have any questions regarding this letter or Amendment No. 2.

Sincerely,
DLA Piper US LLP
By:	/s/ JOHN J. GILLULY III, P.C.
John J. Gilluly III, P.C.
cc:	Albert E Winemiller, PROS Holdings, Inc. Charles H. Murphy, PROS Holdings, Inc.

SCHEDULE 1

Comment No.	Page No. in Amendment No. 2
1	Inside cover of prospectus
2	36, 37
3	37, 38
4	61
6	72
7	78
8	75
9	76
10	F-9
16	F-11
17	II-3

ANNEX A

Revised disclosure on pages 36 and 37 based on the estimated price range

        The aggregate intrinsic value of the outstanding vested and unvested options as of March 31, 2007 at the assumed initial public offering price of $[Confidential Treatment Requested by PROS Holdings, Inc.—PROS—03] per share was $[Confidential Treatment Requested by PROS Holdings, Inc.—PROS—04] and $[Confidential Treatment Requested by PROS Holdings, Inc.—PROS—05], respectively.

. . .

        In March and April 2007, we granted stock options with exercise prices as follows:

(Dollars in thousands, except share data) Option grant date	Shares subject to option	Per share exercise price	Estimated fair value	Aggregate intrinsic value(1)
March 26, 2007	860,000	$6.00	$2,658	$[Confidential Treatment Requested by PROS Holdings, Inc.—PROS—06]
April 2, 2007	300,000	6.00	927	[Confidential Treatment Requested by PROS Holdings, Inc.—PROS—07]

	1,160,000		$3,585	[Confidential Treatment Requested by PROS Holdings, Inc.—PROS—08]

(1)
The aggregate intrinsic value was calculated based on the positive difference between the assumed initial public offering price of $[Confidential Treatment Requested by PROS Holdings, Inc.—PROS—09] and the exercise price of the options.

A-1

ANNEX B

LIST OF OPTIONEES AND GRANTS IN 2007

Grants to Employees other than Executive Officers

Title/Department	Shares Subject to Options
[Confidential Treatment Requested by PROS Holdings, Inc.—PROS—10]

Total for Employees other than Executive Officers	860,000

B-1

Grants to Executive Officers

Name	Title	Shares Subject to Options
Albert Winemiller	Chief Executive Officer and President	150,000
Charles Murphy	Executive Vice President and Chief Financial Officer	150,000

	Total for Executive Officers	300,000

	Total for 2007 Grants	1,160,000

B-2

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LIST OF OPTIONEES AND GRANTS IN 2007